January 11, 2013

VIA EDGAR FILING

H. Roger Schwall

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	Energen Corporation

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 27, 2012

File No. 001-07810

Comment Letter Dated December 28, 2012

Dear Mr. Schwall:

Energen Corporation has received your letter dated December 28, 2012, to our Chief Executive Officer, James McManus. We have reviewed your comments and submit the following response for your consideration:

Form 10-K

In response to prior comment 1 from our letter to you dated August 29, 2012, you discussed your use of hydraulic fracturing as well as the effect that increased regulation of this practice could have on your operations. You propose to include this information in future filings. However, in your response and proposed disclosure, you do not address any material operational risks that result from your hydraulic fracturing activities. Therefore, we re-issue prior comment 1 in part. Please explain further, and to the extent material, disclose any operational risks that result from your hydraulic fracturing activities.

We note your comment and have reviewed our operational risk Risk Factor (page 10 Form 10-K 2011) which generally addresses various operational risks including environmental pollution. Hydraulic fracturing, which has a long history of use by the Company and in the basins in which we operate, is viewed by us as a routine industrial process regularly used in our oil and gas production operations. In future filings we plan to expand the operational risk Risk Factor referenced above as follows to include specific reference to various events including hydraulic fracturing.

The Company’s operations involve operational risk including risk of personal injury, property damage and environmental damage and its insurance policies do not cover all such risks: Inherent in the oil and gas production activities of Energen Resources and the gas distribution activities of Alagasco are a variety of hazards and operational risks, such as:

•	Pipeline and storage leaks, ruptures, and spills;

•	Equipment malfunctions and mechanical failures;

•	Fires and explosions;

•	Well blowouts, explosions and cratering; and

•	Soil, surface water or groundwater contamination from petroleum constituents, hydraulic fracturing fluid, or produced water.

Such events could result in loss of human life, significant damage to property, environmental pollution, impairment of operations and substantial financial losses. The location of certain of our pipeline and storage facilities near populated areas, including residential areas, commercial business centers and industrial sites, could increase the level of damages resulting from these risks. In accordance with customary industry practices, the Company maintains insurance against some, but not all, of these risks and losses and the insurance coverages are subject to retention levels and coverage limits. The occurrence of any of these events could adversely affect Energen Resources’ Alagasco’s, and the Company’s financial position, results of operations and cash flows.

In accordance with your instructions, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosures in response to comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me if you need additional information or clarification.

Sincerely,

/s/ David Woodruff

General Counsel and Secretary

cc: Kevin Dougherty via email